SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Hill and Knowlton Retirement

and 401k Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP plc

6 Ely Place

Dublin 2, Ireland

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

Hill and Knowlton Retirement and 401k Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Hill and Knowlton Retirement and 401k Savings Plan (the “Plan”) as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007 and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ BENCIVENGA WARD & COMPANY, CPA’s, P.C.

BENCIVENGA WARD & COMPANY, CPA’s, P.C.
Valhalla, New York
June 24, 2009

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Investments at fair value -
Mutual funds	$25,858,301	$35,889,096
Common collective trust	8,791,593	81,010
WPP Stock Fund	363,829	1,325,544
Investment contract with insurance company	—	8,846,086
Participant loans	502,837	502,434

Total investments, at fair value	35,516,560	46,644,170

Receivables -
Employer matching contribution	31,919	29,554
Employer retirement contribution	705,749	725,367
Participant contributions	56,389	69,226

Total receivables	794,057	824,147

Total assets	36,310,617	47,468,317

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	36,310,617	47,468,317

Adjustment from fair value to contract value for fully-benefit responsive investment contracts	114,935	—

NET ASSETS AVAILABLE FOR BENEFITS	$36,425,552	$47,468,317

See accompanying notes to financial statements.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS:

CONTRIBUTIONS:

Participant contributions	$2,510,129
Employer contributions	1,801,491
Rollover contributions	190,097

Total contributions	4,501,717

INVESTMENT INCOME:

Net depreciation in fair value of investments	(14,251,990)
Loan repayment interest	36,946
Interest and dividend income	1,444,750

Total investment loss	(12,770,294)

Total Additions (net of investment loss)	(8,268,577)

DEDUCTIONS:

Benefits paid to participants	2,732,183
Administrative expenses	42,005

Total Deductions	2,774,188

DECREASE IN NET ASSETS	(11,042,765)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	47,468,317

End of year	$36,425,552

See accompanying notes to financial statements.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007 AND

FOR THE YEAR ENDED DECEMBER 31, 2008

1.	DESCRIPTION OF THE PLAN

The following description of the Hill and Knowlton Retirement and 401k Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General - The Plan is a defined contribution plan covering substantially all employees of Hill and Knowlton, Inc. (the “Company” or “Plan Sponsor”) that allows employees to make deferred contributions as soon as practicable after their date of hire, as defined in the Plan Document. Vanguard Fiduciary Trust Company (“VFTC”) is the Trustee, Custodian and Recordkeeper for the Plan. Diversified Investment Advisors (“Diversified”) also served as a Custodian of a portion of the Plan’s assets until the assets held by them were transferred to VFTC during 2008. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions - Each year participants may contribute up to 50 percent of their pretax annual compensation, as defined by the Plan. The Plan also allows for catch-up contributions to be made. The Company contributes up to the first 4 percent of annual eligible compensation a participant contributes to the Plan (“Matching Contributions”). For purposes of receiving Matching Contributions an employee becomes eligible on the first day of the month coincident with or after completion of one year of service. Effective January 1, 2009, the Company, in its sole discretion, may make a contribution on behalf of each participant who was employed on the last day of the Plan Year, in an amount to be determined by the Company (“Retirement Contribution”). In 2008 and 2007, the Retirement Contribution equaled 3% of annual eligible compensation. For purposes of receiving Retirement Contributions an employee becomes eligible on the first day of the month coincident with or after the completion of two years of service.

Additional amounts may be contributed at the discretion of the Company. Participants may also contribute amounts representing qualifying distributions from other qualified plans.

Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s Matching Contribution, the Company’s Retirement Contribution and allocations of Plan earnings, and charged with an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the participant’s vested account.

Vesting - Participants are vested immediately in their contributions and the Company’s Retirement Contributions, plus actual earnings thereon. Vesting in the Company’s Matching Contribution portion of their accounts is based on years of service, as defined in the Plan. Participants vest 25% per year for each of the first two years and 50% for the third year in the Company’s Matching Contribution portion, plus actual earnings thereon.

Forfeited Accounts - At December 31, 2008 and 2007, forfeited non-vested accounts totaled $33,060 and $34,136, respectively. These amounts are used to offset the Company’s future contributions (Matching or Retirement) and Plan expenses. During the year ended December 31, 2008 forfeitures were used to offset employer contributions and Plan expenses.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007 AND

FOR THE YEAR ENDED DECEMBER 31, 2008

1.	DESCRIPTION OF THE PLAN (continued)

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers a number of mutual funds, a family of target retirement funds, a common collective trust fund, and a WPP Stock Fund, which invests in American Depositary Shares (“ADSs”) of WPP plc (“WPP plc ADSs”). During 2008 an insurance investment contract was also offered as an investment option for participants. During 2008, the Plan eliminated the insurance investment contract as an investment option, and participant balances in this investment were transferred to the common collective trust.

On November 19, 2008, WPP plc became the new parent of the WPP Group and WPP Group plc became an indirect subsidiary of WPP plc. In connection with this restructuring, all the outstanding ADSs of WPP Group plc (“WPP Group plc ADSs”) were canceled and participants in the Plan whose accounts held these WPP Group plc ADSs received one WPP plc ADS for each WPP Group plc ADS that had been held in their account.

Participant Loans - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, but not less than $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates, as determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions. At December 31, 2008, interest rates ranged from 4% to 8.75%, for outstanding loans. Participant loans at December 31, 2008 and 2007 were $502,837 and $502,434, respectively.

Payment of Benefits - On termination of service due to death, disability, retirement, or termination, a married participant (or surviving spouse) whose account was transferred in from the Money Purchase Pension Plan, a former plan that was previously merged into the Plan, may elect to receive payment of that portion of his or her benefit in the form of a qualified joint and survivor annuity (as to the Money Purchase portion of the account), or in the form of a lump-sum distribution with the consent of the participant’s spouse. An unmarried participant whose account was transferred in from the Money Purchase Pension Plan may elect to receive that portion of his or her payment in the form of a monthly annuity (not to exceed the life expectancy of the participant and only as to the Money Purchase portion of the account), or in the form of a lump-sum distribution. The remainder of each participant’s account that is not attributable to the Money Purchase Pension Plan will be distributed in a lump-sum payment. All participants who were not participants of the Money Purchase Pension Plan and those whose accounts do not exceed $1,000 receive their distributions in a lump-sum payment. All participant distributions are equal to the value of the participant’s vested interest in his or her account with commencement of payment as prescribed in the Plan Document.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned and are not separately reflected.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007 AND

FOR THE YEAR ENDED DECEMBER 31, 2008

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Effective January 1, 2006, the Plan adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). Under the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the Plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The adoption of the FSP did not have a material effect on the Plan’s financial statements for 2007 and did not impact the amount of net assets available for benefits for 2007.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Expenses - Administrative expenses of the Plan are paid by the Plan, as provided for in the Plan Document, to the extent not paid by the Company.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

3.	FAIR VALUE MEASUREMENTS

The Plan’s investments are reported at fair value in the accompanying statements of net assets available for benefits determined using the following measurements.

		Fair Value Measurements Using
As of December 31, 2008	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$25,858,301	$25,858,301	$—	$—
Common collective trust	8,791,593	—	8,791,593
Participant loans	502,837	—	502,837	—
WPP Stock Fund	363,829	363,829	—

Total	$35,516,560	$26,222,130	$9,294,430	$—

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007 AND

FOR THE YEAR ENDED DECEMBER 31, 2008

3.	FAIR VALUE MEASUREMENTS (continued)

SFAS No. 157, Fair Value Measurements, establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority; Level 2 inputs are significant other observable inputs other than Level 1 prices such as quoted pries for similar assets or liabilities in active markets; quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data; and Level 3 inputs are significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing the asset or liability and have the lowest priority. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of investments.

Level 1 Fair Value Measurements

The fair value of mutual funds and the WPP Stock Fund is based on quoted net asset values of the shares held by the Plan at year-end.

Level 2 Fair Value Measurements

The fair value of the common collective trust fund, which is not traded in an active market, is valued at the unit value of the fund, which is based on the fair value of the underlying investments. The value of the participant loans is equal to the amortized cost of the loans, which approximates fair value. The participant loans’ fair value is based on observable inputs such as current interest rates and other relevant factors.

4.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

During 2008, the Plan held an investment in a pooled separate account with Diversified. This investment was sold in October of 2008, and the balance was transferred to the Vanguard Retirement Savings Trust for the respective participant balances in this investment. Investment income and administrative expenses were allocated based upon the ending balance of each account in the pooled separate account. The pooled separate account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The MetLife Stable Value Fund is used as liquidity for contributions to and payments from the insurance investment contract. The contract is considered fully benefit-responsive in accordance with FSP AAG INV-1 and SOP 94-4-1.

The contract value of the investment in the insurance contract was $-0- and $8,846,086 at December 31, 2008 and 2007, respectively. Investment income from the insurance investment contract totaled $278,955 for the year ended December 31, 2008. The average yield and crediting interest rate was approximately 4.75% through the end of the contract. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting.

5.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007 are as follows:

	December 31, 2008		December 31, 2007
Fund	Shares	$ Value	Shares	$ Value
American Europacific Growth Class A	123,634.26	3,462,996	119,098.49	6,058,540
Vanguard Morgan Growth Fund	417,620.17	4,719,108	448,627.79	8,766,187
Vanguard Wellington Fund	282,574.17	6,903,287	276,375.14	9,015,357
Vanguard Retirement Savings Trust	8,906,527.71	8,791,593		*
Investment Contract with Diversified		*	8,846,086.30	8,846,086
Washington Mutual Investors Fund		*	93,512.51	3,144,826

*	This investment did not represent 5% or more of the Plan’s net assets available for benefits at December 31, 2008 or 2007, respectively.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007 AND

FOR THE YEAR ENDED DECEMBER 31, 2008

5.	INVESTMENTS (continued)

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $14,251,990 as follows:

Investment Category
Mutual funds	$(13,631,398)
WPP Stock Fund	(620,592)

Net depreciation of investments	$(14,251,990)

6.	PARTY-IN-INTEREST TRANSACTIONS

The Plan provides participants the option to invest in the WPP Stock Fund, a party-in-interest. At December 31, 2008 the Plan held 12,296 WPP plc ADSs in the WPP Stock Fund valued at $363,829, and at December 31, 2007 the Plan held 20,528 WPP Group plc ADSs in the WPP Stock Fund valued at $1,325,544. During the year ended December 31, 2008, the Plan recorded dividend income in the WPP Stock Fund of $23,301.

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from the IRC and ERISA’s rules on prohibited transactions. There have been no known prohibited transactions with a party-in-interest.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

8.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 5, 2009 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Common Collective Trust:
*	Vanguard Retirement Savings Trust	Common Collective Trust	*	*	8,791,593

	Mutual Funds:
	American Europacific Growth Class A	Mutual Fund	*	*	3,462,996
	Buffalo Small Cap Fund	Mutual Fund	*	*	77,110
	Columbia Acorn Fund	Mutual Fund	*	*	1,152,628
	Lord Abbett Mid Cap Value Fund	Mutual Fund	*	*	1,072,761
*	Vanguard 500 Index Fund	Mutual Fund	*	*	136,798
*	Vanguard Extended Market Index Fund	Mutual Fund	*	*	63,362
*	Vanguard Global Equity Fund	Mutual Fund	*	*	869,691
*	Vanguard Morgan Growth Fund	Mutual Fund	*	*	4,719,108
*	Vanguard Small-Cap Value Index Fund	Mutual Fund	*	*	1,471,595
*	Vanguard Target Retirement 2005	Mutual Fund	*	*	15,328
*	Vanguard Target Retirement 2010	Mutual Fund	*	*	869,283
*	Vanguard Target Retirement 2015	Mutual Fund	*	*	171,552
*	Vanguard Target Retirement 2020	Mutual Fund	*	*	474,612
*	Vanguard Target Retirement 2025	Mutual Fund	*	*	165,100
*	Vanguard Target Retirement 2030	Mutual Fund	*	*	22,102
*	Vanguard Target Retirement 2035	Mutual Fund	*	*	108,566
*	Vanguard Target Retirement 2040	Mutual Fund	*	*	199,653
*	Vanguard Target Retirement 2045	Mutual Fund	*	*	27,086
*	Vanguard Target Retirement 2050	Mutual Fund	*	*	51,513
*	Vanguard Retirement Income Fund	Mutual Fund	*	*	133,050
*	Vanguard Total Bond Mkt Index Fund	Mutual Fund	*	*	1,652,688
*	Vanguard Total International Stk Index Fund	Mutual Fund	*	*	226,657
*	Vanguard Wellington Fund	Mutual Fund	*	*	6,903,287
*	Vanguard Windsor II Fund	Mutual Fund	*	*	40,120
	Washington Mutual Investors Fund	Mutual Fund	*	*	1,771,655

	Total mutual funds				25,858,301

	Participant Loans:
*	Various participants	Loans (maturing 2009 to 2028 at interest rates from 4% to 8.75%)			502,837

	WPP Stock Fund:
*	WPP plc	American Depositary Shares	*	*	363,829

	Total assets (held at end of year)				$35,516,560

*	Permitted party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included above

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

Date: June 29, 2009	By:	/s/ Mark J. Thorne
	Name:	Mark J. Thorne
	Title:	Executive Vice President
Chief Operating Officer, Worldwide

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm